UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2012 RESULTS[1]

Santiago, Chile, May 2, 2012 – CCU announced today its consolidated financial results for the first quarter ended March 31, 2012:

•        Consolidated volume grew 8.8%, driven by our operations in Chile (12.5%), partially compensated by lower volumes in CCU Argentina (-1.9%). All segments in Chile contributed to this growth: Spirits increased 25.4%, Non-alcoholic beverages 18.6%, Wines 5.8%, and Beer Chile 5.6%.

•        Total Net sales increased 16.2%, as a result of higher consolidated volume and higher average price (7.2%).

•        Normalized EBIT grew 6.1% driven by higher Gross profit (15.2%), partially compensated by higher MSD&A per hectoliter (10.4%).

•        Normalized EBITDA increased 7.0%, and the normalized EBITDA margin was 24.6%, which is 210 bps lower than Q1’11.

•        Normalized Earnings per Share increased to 126.3 CLP per share from 117.6 CLP in Q1’11.

Key figures (CLP million)	Q1'12	Q1'11	Change	Change before EI

Volume (Hl)	5,407,590	4,970,380	8.8%
Net sales	281,482	242,263	16.2%
EBIT	56,446	65,896	-14.3%	6.1%
EBITDA	69,280	77,415	-10.5%	7.0%
Net income	40,225	45,515	-11.6%	7.4%
Earnings Per Share	126.3	142.9	-11.6%	7.4%

[1] For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. All comments refer to Q1’12 figures compared to Q1’11, under IFRS. Due to the exceptional profit generated by the settlement of the insurance claims related to the 2010 earthquake during Q1’11 (CLP 12,603 million at EBIT level and CLP 8,059 million at Net income level), normalized performance measures are a better indicator for the quarter’s results. Figures have been rounded in tables and exhibits and may not sum exactly the total.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 1 of 14
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

COMMENTS FROM THE CEO

We are very pleased with CCU’s consolidated volume growth of 8.8% considering an increased competitive environment in most of our segments. Nevertheless, we are not satisfied with the 7.0% increase in the normalized EBITDA of the first quarter, which has a lower rate than other periods with similar level of volume growth, consequently decreasing EBITDA margin 210 bps.

The consolidated volume grew 0.4 MHl to 5.4 MHl driven by our operations in Chile (12.5%), partially compensated by the impact of a lower volume in CCU Argentina (-1.9%). All categories in Chile contributed to this growth, highlighting the Non-alcoholic beverages segment which grew 18.6% compared to Q1’11. This confirms the good momentum  of the segment, as well as of Spirits which grew 25.4%, reflecting a successful integration of Pernod Ricard products.

Total Net sales increased 16.2% to CLP 281,482 million and the consolidated average price per hectoliter increased 7.2%. Excluding CCU Argentina, prices in Chile increased 2.2%, not enough to compensate the 3.8% inflation of the period, mainly due to stronger competition in Modern Trade.

The normalized EBITDA increased 7.0% driven by higher Gross profit (15.2%), partially compensated by a 20.1% increase in MSD&A. Normalized EBITDA margin was 24.6%, which is 210 bps lower than the normalized EBITDA margin in Q1’11, mainly explained by pressures in price and cost in Beer Chile (-250 bps), Non–alcoholic beverages (-190 bps) and CCU Argentina (-150 bps). In all, normalized Net income grew 7.4% to CLP 40,225 million.

Looking forward, we are facing a scenario with a number of challenges which can affect our results; (1) increased competitive environment in Chile, (2) the higher price of fuel in Chile and in Argentina, (3) the lower consumption dynamism in Argentina and (4) the impact in a number of our segments of the new driving law which reduced the limit of blood alcohol content while driving from 0.5 to 0.3 grams of alcohol per litre of blood.

Following CCU’s strategy based on our three pillars; profitability, growth and sustainability, we are pleased with the 8.8% volume growth of Q1’12 as it is the foundation for our future profitability, which needs to be coupled with our best efforts to restore margin levels in Chile and Argentina.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 2 of 14
Bolsa de Comercio de Santiago: CCU
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PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

NET SALES

Q1’12        Total Net sales increased 16.2% to CLP 281,482 million as a result of a 7.2% higher average price and 8.8% higher consolidated volumes. Volumes increased in the following segments: Spirits 25.4%, Non-alcoholic beverages 18.6%, Wines 5.8%, and Beer Chile 5.6%. These volume increases more than compensate the 1.9% decrease in CCU Argentina. The higher average price is mainly explained by a 24.1% increase in the average price of CCU Argentina, affected also by F/X conversion and a change in mix, an increase of 20.0% in Spirits due mostly to change in mix as we begun to distribute the Pernod Ricard products, 4.4% in Wines, 3.2% in Non-alcoholic beverages and 1.6% in Beer Chile.

Net sales by segment

	Net sales (million CLP)
	Q1'12	Mix	Q1'11	Mix	Change
Beer Chile	93,311	33.2%	86,774	35.8%	7.5%
CCU Argentina	63,956	22.7%	52,887	21.8%	20.9%
Non-alcoholic beverages	80,489	28.6%	66,118	27.3%	21.7%
Wines	31,199	11.1%	28,437	11.7%	9.7%
Spirits	12,873	4.6%	8,841	3.6%	45.6%
Other/Eliminations	-347	-0.1%	-794	-0.3%	-56.3%
TOTAL	281,482	100.0%	242,263	100.0%	16.2%

GROSS PROFIT

Q1’12        Increased 15.2% to CLP 155,208 million as a result of 16.2% higher Net sales, partially offset by 17.4% higher Cost of sales which amounted to CLP 126,273 million. As a percentage of Net sales, Cost of sales slightly increased from 44.4% in Q1’11 to 44.9% in Q1’12. Consequently, the Gross profit as a percentage of Net sales decreased from 55.6% in Q1’11 to 55.1% this quarter.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 3 of 14
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PRESS RELEASE

EBIT

Q1’12        Decreased 14.3% to CLP 56,446 million. Normalized EBIT increased 6.1% as a result of higher Gross profit, partially compensated by higher MSD&A, which increased 20.1% in Q1’12, to CLP 99,302 million. MSD&A expenses, as a percentage of Net sales, increased from 34.1% in Q1’11 to 35.3% in Q1’12. The increase in MSD&A is mostly explained by the inflationary pressures in Argentina and higher distribution costs in Chile. Normalized EBIT margin decreased from 22.0% in Q1’11 to 20.1% in Q1’12.

Normalized EBIT and EBIT margin by segment

	Normalized EBIT (million CLP)			Mix	Normalized EBIT margin
	Q1'12	Q1'11	Change	Q1'12	Q1'12	Q1'11
Beer Chile	28,685	28,819	-0.5%	50.8%	30.7%	33.2%
CCU Argentina	10,187	9,131	11.6%	18.0%	15.9%	17.3%
Non-alcoholic beverages	12,855	11,533	11.5%	22.8%	16.0%	17.4%
Wine	846	1,052	-19.5%	1.5%	2.7%	3.7%
Spirits	948	959	-1.1%	1.7%	7.4%	10.8%
Other/Eliminations	2,925	1,718	70.2%	5.2%	-	-
TOTAL	56,446	53,212	6.1%	100.0%	20.1%	22.0%

EBITDA

Q1’12        Decreased 10.5% to CLP 69,280 million. Normalized EBITDA increased 7.0% explained by higher Gross profit, partially compensated by higher MSD&A. The consolidated normalized EBITDA margin decreased from 26.7% to 24.6%.

Normalized EBITDA and EBITDA margin by segment

	Normalized EBITDA (million CLP)			Mix	Normalized EBITDA margin
	Q1'12	Q1'11	Change	Q1'12	Q1'12	Q1'11
Beer Chile	32,876	32,690	0.6%	47.5%	35.2%	37.7%
CCU Argentina	11,781	10,545	11.7%	17.0%	18.4%	19.9%
Non-alcoholic beverages	15,636	14,070	11.1%	22.6%	19.4%	21.3%
Wine	2,521	2,604	-3.2%	3.6%	8.1%	9.2%
Spirits	1,445	1,348	7.2%	2.1%	11.2%	15.2%
Other/Eliminations	5,021	3,474	44.5%	7.2%	-	-
TOTAL	69,280	64,732	7.0%	100.0%	24.6%	26.7%

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PRESS RELEASE

NON-OPERATING RESULT

Q1’12        In Non-operating result we include the following: Net financing expenses, Equity and income of JVs and associates, Foreign currency exchange differences, Results as per adjustment units, and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a lower result of CLP 3,040 million mainly explained by:

•        Results as per adjustment units,  which decreased CLP 743 million, mainly due to 4.4% increase of the UF value in Q1’12 compared with 2.8% UF variation in Q1’11, applied to a lower UF liability since VSPT refinanced 50% of the long term bonds with USD and Euro denominated debt.

•        Equity and income of joint ventures and associates, which decreased CLP 203 million, mainly explained by lower results in FOODs Compañía de Alimentos CCU S.A. and Cervecería Austral S.A..

•        Other gains/(losses) and Foreign currency exchange differences, which decreased CLP 2,473 million mostly due to losses related to hedges covering foreign exchange variations on taxes.

                      These results were partially offset by:

•        Net financial expenses, which decreased CLP 379 million, from a net expense of CLP 1,853 million to CLP 1,475 million as a result of higher cash and cash equivalent balances.

INCOME TAXES

Q1’12        Income taxes decreased CLP 4,737 million mostly due to (a) the absence of the positive effect generated by the settlement of the insurance claim in Q1’11 related to the earthquake (b) a lower corporate income tax imposed in Chile [2] and (c) the effect of foreign exchange fluctuations on taxes compensated by a reverse sign entry in Other gains/(losses).

NON-CONTROLLING INTEREST

Q1’12         Decreased CLP 2,463 million to CLP 1,858 million mostly due to the lower results in Viña San Pedro Tarapacá S.A., mainly due to the absence of the positive effect generated by the settlement of the insurance claim related to the earthquake.

NET INCOME

Q1’12         Decreased CLP 5,290 million. Normalized Net income increased CLP 2,770 million to CLP 40,225 million due mostly to a higher EBIT partially compensated by a lower Non-operating result.

[2] In 2012, the tax rate decreased from 20.0% to 18.5%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 5 of 14
Bolsa de Comercio de Santiago: CCU
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PRESS RELEASE

EXCEPTIONAL ITEMS (EI)

During Q1’11 CCU recorded as Exceptional items at EBIT level the settlement of the insurance claims related to the 2010 earthquake in Chile, which generated a positive effect of CLP 12,603 million.

The following schedules show the EBIT/EBITDA and their margins YTD, both after Exceptional items:

	EBIT (million CLP)			Mix	EBIT margin
	Q1'12	Q1'11	Change	2012	Q1'12	Q1'11
Beer Chile	28,685	34,148	-16.0%	50.8%	30.7%	39.4%
CCU Argentina	10,187	9,131	11.6%	18.0%	15.9%	17.3%
Non-alcoholic beverages	12,855	12,769	0.7%	22.8%	16.0%	19.3%
Wines	846	6,913	-87.8%	1.5%	2.7%	24.3%
Spirits	948	1,266	-25.1%	1.7%	7.4%	14.3%
Other/Eliminations	2,925	1,669	75.3%	5.2%	-	-
TOTAL	56,446	65,896	-14.3%	100.0%	20.1%	27.2%

	EBITDA (million CLP)			Mix	EBITDA margin
	Q1'12	Q1'11	Change	2012	Q1'12	Q1'11
Beer Chile	32,876	38,019	-13.5%	47.5%	35.2%	43.8%
CCU Argentina	11,781	10,545	11.7%	17.0%	18.4%	19.9%
Non-alcoholic beverages	15,636	15,305	2.2%	22.6%	19.4%	23.1%
Wines	2,521	8,465	-70.2%	3.6%	8.1%	29.8%
Spirits	1,445	1,655	-12.7%	2.1%	11.2%	18.7%
Other/Eliminations	5,021	3,425	46.6%	7.2%	-	-
TOTAL	69,280	77,415	-10.5%	100.0%	24.6%	32.0%

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PRESS RELEASE

BUSINESS UNITS HIGHLIGHTS (Exhibit 2)

BEER CHILE

Net sales increased 7.5% to CLP 93,311 million as a result of 5.6% higher sales volumes and 1.6% higher average prices.

EBIT          decreased 16.0% to CLP 28,685 million. Normalized EBIT decreased 0.5% from CLP 28,819 million despite of higher Net Sales due to higher Cost of sales and MSD&A expenses. Cost of sales increased 12.2% to CLP 37,654 million. As a percentage of Net sales, Cost of sales increased from 38.7% in Q1’11 to 40.4% in Q1’12 mainly due to a change in mix. MSD&A expenses increased 10.6% to CLP 27,020 million mostly due to higher distribution and marketing expenses. As a percentage of Net sales, MSD&A increased from 28.2% to 29.0% in Q1’12. The normalized EBIT margin decreased from 33.2% to 30.7% in Q1’12.

EBITDA    decreased 13.5% to CLP 32,876 million. Normalized EBITDA increased 0.6% from CLP 32,690 million and the normalized EBITDA margin decreased from 37.7% to 35.2%.

Comments Beer Chile faced greater competition in Q1’12, particularly in Modern Trade. We focused on a differentiating commercial strategy by channel which allowed us to grow volumes in supermarkets at double digits and continue growing positively in the traditional channel. Since the enactment of the new alcohol law, the on-premise channel experienced a slight decline in growth compared to the same period of last year, partially compensated by favorable weather conditions.

Consistent with CCU’s long term brand-building strategy, special effort was made to strengthen the brand equity of Royal Guard. In all, prices were adjusted only 1.6%, not enough to compensate the inflation of the period.

CCU ARGENTINA

Net sales measured in Chilean pesos, increased 20.9% to CLP 63,956 million, as a result of 24.1% higher average prices, due to changes in mix and price increases in order to compensate the higher costs and expenses.

EBIT          measured in Chilean pesos, increased 11.6% to CLP 10,187 million in Q1’12, as a consequence of higher Gross profit, partially compensated by higher MSD&A. Gross profit increased due to higher Net sales, enough to compensate the higher Cost of sales, which increased 16.8% to CLP 24,216 million this quarter. The Cost of sales increase is explained mainly by higher cost of raw material and higher personnel costs. As a percentage of Net sales, Cost of sales decreased from 39.2% to 37.9% in Q1’12. MSD&A expenses increased 28.4%, from CLP 23,091 million to CLP 29,649 million, due to higher distribution and personnel costs, as well as inflationary pressures. As a percentage of Net sales, MSD&A expenses increased from 43.7% to 46.4%. The EBIT margin decreased from 17.3% in Q1’11 to 15.9%.

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PRESS RELEASE

EBITDA    increased 11.7 to CLP 11,781 million this quarter and the EBITDA margin decreased from 19.9% to 18.4%.

Comments Consolidates volumes for CCU Argentina decreased 1.9%, and following the beer industry trend, beer volumes decreased 2.2%. Despite this decline in volumes, Argentina delivered good results due to a higher average price and good cost management in an inflationary environment.

NON-ALCOHOLIC BEVERAGES

Net sales increased 21.7% to CLP 80,489 million due to higher volumes of 18.6% and 3.2% increase in the average price.

EBIT          increased 0.7% to CLP 12,855 million. Normalized EBIT increased 11.5% from CLP 11,533 million due to higher Gross profit offsetting the higher MSD&A. Cost of sales increased 18.9% to CLP 38,280 million mainly due to cost increases in raw material, as well as in energy and personnel costs. However, Cost of sales, as a percentage of Net sales, decreased from 48.7% to 47.6%. As a consequence, gross margin increased from 51.3% to 52.4%. MSD&A increased 26.2% to CLP 29,425 million mainly due to higher distribution and personnel expenses, while as a percentage of Net sales, MSD&A increased from 35.3% to 36.6%. Normalized EBIT margin decreased from 17.4% to 16.0%.

EBITDA    increased 2.2% to CLP 15,636 million. Normalized EBITDA increased 11.1% from CLP 14,070 million and the normalized EBITDA margin decreased from 21.3% to 19.4%.

Comments Volumes had a remarkable performance as a consequence of higher market share in a growing industry. Volumes in Water increased 28.8%, Nectars 24.1%, and Soft drinks 13.8%. This high volume growth caused a strain on the operation and as a consequence we incurred higher expenses during the quarter. Nevertheless, although the 3.2% average price increase did not fully compensate the inflation of the period, overall we were able to deliver better results.

WINE

Net sales increased 9.7% to CLP 31,199 million due to an increase in volume of 5.8%, excluding bulk wine, and a higher average price of 4.4%. Export prices in USD increased 0.1% in Chile and decreased 1.4% in Argentina. The Chile domestic average price increased 11.3% as a result of a price increase in 2011 and a better sales mix.

EBIT          decreased from CLP 6,913 million to CLP 846 million in Q1’12. Normalized EBIT decreased 19.5% from CLP 1,052 million due to higher Cost of sales not fully compensated by higher Net sales. The normalized EBIT margin decreased from 3.7% in Q1’11 to 2.7% in Q1’12.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 8 of 14
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PRESS RELEASE

EBITDA    decreased to CLP 2,521 million. Normalized EBTIDA decreased 3.2% from CLP 2,604 million to CLP 2,521 million and the normalized EBITDA margin decreased from 9.2% to 8.1%.

Comments VSPT volumes had a good performance in the first quarter of the year, coupled with a higher average price than in Q1’11. Despite this, the Company was not able to offset the higher costs of grapes, other raw materials and energy in Chile, and the lower results in Finca La Celia, our Argentine subsidiary.

VSPT has been focusing on pricing discipline, especially in the domestic market. This is in line with VSPT’s strategy to improve long-term profitability. In addition, VSPT is in the process of implementing the optimum footprint of its wine facilities, in order to improve the ROCE.

SPIRITS

Net sales increased 45.6% to CLP 12,873 million as a result of 20.0% higher average price and 25.4% higher volume, both positively affected by the distribution of the new businesses acquired in 2011.

EBIT          decreased 25.1% to CLP 948 million. Normalized EBIT decreased 1.1% from CLP 959 million mainly due to higher Cost of sales and MSD&A, which did not compensate higher Net sales. Cost of sales increased 69.4% from CLP 4,626 million to CLP 7,839 million, mostly due to higher cost of raw materials and the higher cost per unit of the new businesses. MSD&A expenses increased 25.2% to CLP 4,082 million due to higher marketing and distribution costs and the incorporation of new businesses, however as a percentage of Net sales, MSD&A decreased from 36.9% to 31.7%. The normalized EBIT margin decreased from 10.8% to 7.4%.

EBITDA    decreased 12.7% from CLP 1,655 million to CLP 1,445 million. Normalized EBITDA increased 7.2% from CLP 1,348 million, while the normalized EBITDA margin decreased from 15.2% to 11.2%.

Comments Volumes had a good performance in Q1’12, growing 25.4% compared to Q1’11, driven by higher pisco sales and the incorporation of new businesses. CPCh had a higher average price as a result of a better mix and price in the traditional pisco business, and due to Pernod Ricard products, which did not compensate the higher cost of raw materials (mainly due to the incorporation of Bauzá) and the higher distribution costs.

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PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. For more information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Business Segments

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary are included in “Other/Eliminations”.

The Non Alcoholic segment includes soft drinks (soft drinks, tea, sports and energetic drinks), nectars and water (purified and mineral). CCU Argentina includes beer and others (cider, spirits, and domestic wine from Tamarí sales). Wine includes Chile domestic, Chile export and Argentina (export and domestic, except sales from Tamarí).

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

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PRESS RELEASE

EBIT

Stands for Earnings Before Interest and Taxes, and corresponds to profit before Taxes, Interests, Results as per adjustment units, Equity and income of JVs and associates, and profits/(losses) on foreign currency exchange differences.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income

Net profit attributable to parent company shareholder as per IFRS.

Normalized

The term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before exceptional items.

ROCE

ROCE stands for Return on Capital Employed.

Organic growth

Growth which excludes sales from new endeavors of the last twelve months.

UF

The UF is a monetary unit indexed to the CPI variation.

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PRESS RELEASE

Exhibit 1: Income Statement (First Quarter 2012)
Q1	2012 (CLP million)	2011 (CLP million)	2012(1) (US$ million)	2011(1) (US$ million)	CHANGE %
Core revenue	277,039	237,553	566.5	485.7	16.6
Other revenues	4,443	4,710	9.1	9.6	(5.7)
Net sales	281,482	242,263	575.5	495.4	16.2
Cost of sales	(126,273)	(107,535)	(258.2)	(219.9)	17.4
% of net sales	44.9	44.4	44.9	44.4
Gross profit	155,208	134,728	317.4	275.5	15.2
MSD&A	(99,302)	(82,660)	(203.0)	(169.0)	20.1
% of net sales	35.3	34.1	35.3	34.1
Other operating income/(expenses)	540	1,144	1.1	2.3	(52.8)
Normalized EBIT	56,446	53,212	115.4	108.8	6.1
% of net sales	20.1	22.0	20.1	22.0
Exceptional items	0	12,683	0.0	25.9	(100.0)
EBIT	56,446	65,896	115.4	134.7	-14.3
% of net sales	20.1	27.2	20.1	27.2
Net financing expenses	(1,475)	(1,853)	(3.0)	(3.8)	(20.4)
Equity and income of JVs and associates	510	713	1.0	1.5	(28.5)
Foreign currency exchange differences	(13)	121	(0.0)	0.2	n/a
Results as per adjustment units	(1,892)	(1,149)	(3.9)	(2.4)	64.6
Other gains/(losses)	(2,258)	82	(4.6)	0.2	n/a
Total Non-operating result	(5,127)	(2,087)	(10.5)	(4.3)	145.7
Income/(loss) before taxes	51,319	63,809	104.9	130.5	(19.6)
Income taxes	(9,236)	(13,973)	(18.9)	(28.6)	(33.9)
Net income for the period	42,083	49,835	86.0	101.9	(15.6)

Normalized net income
attributable to:
The equity holders of the parent	40,225	37,455	82.2	76.6	7.4

Net income
attributable to:
The equity holders of the parent	40,225	45,515	82.2	93.1	(11.6)
Non-controlling interest	1,858	4,321	3.8	8.8	(57.0)

Normalized EBITDA	69,280	64,732	141.7	132.4	7.0
% of net sales	24.6	26.7	24.6	26.7
EBITDA	69,280	77,415	141.7	158.3	-10.5
% of net sales	24.6	32.0	24.6	32.0

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

Normalized Earnings per share	126.3	117.6	0.3	0.2	7.4
Earnings per share	126.3	142.9	0.3	0.3	-11.6
Normalized Earnings per ADR	631.5	588.0	1.3	1.2	7.4
Earnings per ADR	631.5	714.5	1.3	1.5	-11.6

Depreciation	12,834	11,519	26.2	23.6	11.4
Capital Expenditures	21,169	12,877	43.3	26.3	64.4
(1) Exchange rate: US$1.00 = CLP 489.07

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 12 of 14
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

Exhibit 2: Segment Information - First Quarter 2012
Q1	Beer Chile		CCU Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Core revenue	92,206	85,899	63,134	51,843	79,133	64,693	29,835	27,015	12,731	8,460	0	(358)	277,039	237,553
Other revenues	891	805	802	1,006	272	300	1,361	1,419	139	131	978	1,050	4,443	4,710
Interco sales revenue	215	69	20	38	1,083	1,125	3	3	4	251	(1,325)	(1,486)	0	(0)
Net sales	93,311	86,774	63,956	52,887	80,489	66,118	31,199	28,437	12,873	8,841	(347)	(794)	281,482	242,263
change %	7.5		20.9		21.7		9.7		45.6				16.2
Cost of sales	(37,654)	(33,547)	(24,216)	(20,737)	(38,280)	(32,188)	(21,250)	(18,574)	(7,839)	(4,626)	2,966	2,137	(126,273)	(107,535)
% of net sales	40.4	38.7	37.9	39.2	47.6	48.7	68.1	65.3	60.9	52.3			44.9	44.4
Gross profit	55,658	53,227	39,740	32,150	42,209	33,929	9,949	9,864	5,034	4,215	2,619	1,343	155,208	134,728
MSD&A	(27,020)	(24,433)	(29,649)	(23,091)	(29,425)	(23,313)	(9,291)	(8,908)	(4,082)	(3,260)	165	346	(99,302)	(82,660)
% of net sales	29.0	28.2	46.4	43.7	36.6	35.3	29.8	31.3	31.7	36.9			35.3	34.1
Other operating income/(expenses)	48	26	95	72	71	917	189	96	(4)	5	141	29	540	1,144
Normalized EBIT	28,685	28,819	10,187	9,131	12,855	11,533	846	1,052	948	959	2,925	1,718	56,446	53,212
change %	-0.5		11.6		11.5		-19.5		-1.1				6.1
% of net sales	30.7	33.2	15.9	17.3	16.0	17.4	2.7	3.7	7.4	10.8			20.1	22.0
Exceptional items	0	5,329	0	0	0	1,236	0	5,861	0	307	0	(49)	0	12,683
EBIT	28,685	34,148	10,187	9,131	12,855	12,769	846	6,913	948	1,266	2,925	1,669	56,446	65,896
change %	-16.0		11.6		0.7		-87.8		-25.1		75.3		-14.3
% of net sales	30.7	39.4	15.9	17.3	16.0	19.3	2.7	24.3	7.4	14.3			20.1	27.2
Normalized EBITDA	32,876	32,690	11,781	10,545	15,636	14,070	2,521	2,604	1,445	1,348	5,021	3,474	69,280	64,732
change %	0.6		11.7		11.1		-3.2		7.2		44.5		7.0
% of net sales	35.2	37.7	18.4	19.9	19.4	21.3	8.1	9.2	11.2	15.2			24.6	26.7
EBITDA	32,876	38,019	11,781	10,545	15,636	15,305	2,521	8,465	1,445	1,655	5,021	3,425	69,280	77,415
change %	-13.5		11.7		2.2		-70.2		-12.7		46.6		-10.5
% of net sales	35.2	43.8	18.4	19.9	19.4	23.1	8.1	29.8	11.2	18.7			24.6	32.0

Q1	Beer Chile		CCU Argentina		Non- alcoholic		Wines(2)		Spirits		Other/eliminations		Total
VOLUMES (HL)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
TOTAL SEGMENT	1,609,119	1,523,269	1,247,264	1,271,003	2,230,985	1,881,400	265,837	251,354	54,386	43,354			5,407,590	4,970,380
change %	5.6		-1.9		18.6		5.8		25.4				8.8
			BEER(1)		SOFT DRINKS
			1,236,812	1,264,028	1,371,670	1,205,738
change %			-2.2		13.8
					NECTAR
					289,944	233,722
change %					24.1
					WATER
					569,370	441,941
change %					28.8
(1) Excludes exports to Chile of 2,323 Hl and 2,904 Hl in 2012 and 2011 respectively
(2) Excludes bulk wine of 11,755 Hl and 20,672 Hl in 2012 and 2011 respectively

Q1	Beer Chile		CCU Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
SEGMENT AVE. PRICE	57,302	56,391	50,618	40,789	35,470	34,386	112,232	107,479	234,079	195,129			51,231	47,794
change %	1.6		24.1		3.2		4.4		20.0				7.2
			BEER		SOFT DRINKS
			50,299	40,443	35,840	34,272
change %			24.4		4.6
					NECTAR
					48,141	46,371
change %					3.8
					WATER
					28,125	28,358
change %					-0.8

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 13 of 14
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31	March 31	December 31	Change
	2012	2011	2012	2011	%
ASSETS	(CLP million)	(CLP million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	194,409	177,664	397	363	9.4
Other current assets	321,356	364,881	656	745	(11.9)
Total current assets	515,765	542,546	1,053	1,108	(4.9)

PP&E (net)	566,020	556,949	1,156	1,137	1.6
Other non current assets	198,777	198,996	406	406	(0.1)
Total non current assets	764,796	755,946	1,562	1,544	1.2
Total assets	1,280,562	1,298,491	2,615	2,651	(1.4)

LIABILITIES
Short term financial debt	74,035	76,105	151	155	(2.7)
Other liabilities	246,029	274,666	502	561	(10.4)
Total current liabilities	320,064	350,771	654	716	(8.8)

Long term financial debt	171,779	170,955	351	349	0.5
Other liabilities	92,048	91,980	188	188	0.1
Total non current liabilities	263,827	262,935	539	537	0.3
Total Liabilities	583,891	613,706	1,192	1,253	(4.9)

EQUITY
Paid-in capital	231,020	231,020	472	472	0.0
Other reserves	(43,323)	(35,174)	(88)	(72)	0.0
Retained earnings	393,242	373,130	803	762	5.4
Net equity attributable to parent company shareholders	580,939	568,976	1,186	1,162	2.1
Minority interest	115,731	115,810	236	236	(0.1)
Total equity	696,670	684,786	1,422	1,398	1.7
Total equity and liabilities	1,280,562	1,298,491	2,615	2,651	(1.4)

OTHER FINANCIAL INFORMATION

Total financial debt	245,815	247,061	502	504	-0.5%

Net debt	51,405	69,396	105	142	-25.9%

Liquidity ratio	1.61	1.55
Financial Debt / Capitalization	0.26	0.27
Net debt / EBITDA	0.23	0.29
(1) Exchange rate: US$1.00 = CLP 489.76

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 14 of 14
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: May 4, 2012